

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2023

Khar Heng Choo
Chief Executive Officer
Knorex Ltd.
21 Merchant Road
#04-01
Singapore 058267

      Re: Knorex Ltd.
          Draft Registration Statement on Form F-1
          Submitted December 18, 2023
          CIK No. 0001982960

Dear Khar Heng Choo:

     Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, the registration statement must include interim financial statements for the six months ended June 30, 2023.

     We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

     Please contact Matthew Crispino at 202-551-3456 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Technology

cc: Louise L. Liu